Exhibit 12

March 1, 2007

STATEMENT OF COMPUTATION OF HONEYWELL’S RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)	YEAR ENDED DECEMBER 31,

	2006	2005	2004	2003	2002

Determination of Earnings:
Income (loss) before taxes	$2,798	$2,296	$1,623	$1,583	$(1,000)
Add (Deduct):
Amortization of capitalized interest	22	22	24	24	24
Fixed charges	488	465	438	440	435
Equity (income) loss - net of distributions	(7)	(30)	(75)	(38)	(42)

Total earnings, as defined	$3,301	$2,753	$2,010	$2,009	$(583)

Fixed Charges:
Rents (a)	$114	$109	$107	$105	$91
Interest and other financial charges	374	356	331	335	344

	488	465	438	440	435
Capitalized interest	22	17	18	15	21

Total Fixed Charges	$510	$482	$456	$455	$456

Ratio of Earnings to Fixed Charges	6.47	5.71	4.41	4.42	(1.28	)(b)

          (a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.

          (b) The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2002. In order to have achieved a ratio of earnings to fixed charges of 1:1, we would have had to have generated an additional $1,039 million of earnings in the year ended December 31, 2002.